Exhibit 99.1

Second Quarter 2007

Report to Shareholders

For the Six Months Ended February 28, 2007
(Unaudited)

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	5
Overview of Consolidated Results	5
Revenues	6
Direct cost of sales, general and administrative expenses	6
Depreciation	6
Amortization	6
Interest on long-term debt	6
Other expense (income), net	6
Income taxes	7
Net income	7
Radio	8
Television	9
Content	11
Corporate	12
Quarterly Consolidated Financial Information	12
Risks and Uncertainties	13
Financial Position	13
Liquidity and Capital Resources	14
Cash flows	14
Liquidity	15
Net debt o t segment profit	15
Off-balance sheet arrangements and derivative financial instruments	15
Outstanding Share Data	15
Key Performance Indicators	15
Free cash flow	16
Net debt	16
Net debt o t segment profit	16
Consolidated Financial Statements	17

CORUS ENTERTAINMENT INC.
Second Quarter Report to Shareholders

HIGHLIGHTS

(These highlights are derived from the unaudited consolidated financial statements) (thousands of Canadian dollars except per share data)	Three months ended February 28,		Six months ended February 28,
	2007	2006	2007	2006

Revenues	174,729	164,388	383,927	359,729
Segment profit
Radio	9,948	9,504	33,597	31,367
Television	40,804	36,494	101,286	89,045
Content	2,129	1,791	3,136	1,793
Corporate	(5,642)	(5,815)	(11,040)	(10,600)
Eliminations	81	177	258	297
	47,320	42,151	127,237	111,902

Net income (loss)	19,543	(65,732)	56,212	(34,325)
Earnings (loss) per share
Basic	$0.46	$(1.54)	$1.33	$(0.80)
Diluted	0.45	(1.54)	1.30	(0.80)
Weighted average number of shares outstanding (in thousands)
Basic	42,277	42,802	42,169	42,805
Diluted	43,455	42,802	43,292	42,805

Significant Events in the Quarter

•
On December 14, 2006, Judge Michel Shore of the Federal Court of Canada, Trial Division, ruled that the Part II License Fees paid by CRTC licensees are an unlawful tax.  This decision is subject to appeal by the Crown.

•
On December 15, 2006, the CRTC issued three policy statements (Broadcasting Public Notices CRTC 2006-158, 2006-159 and 2006-160) arising from the Commercial Radio Policy Review. Key highlights from the policy statements include an overall maintenance of the current regulatory framework including no change to the 35% CanCon requirement; a broadening of the scope and required contribution to the development of Canadian Content; and a digital radio policy that allows new digital radio license holders to develop services they believe will be of greatest interest to listening public.

•	On December 31, 2006, the Company paid a quarterly dividend of $0.2125 and $0.215 to holders of its Class A and Class B shareholders respectively.
•
On January 12, 2007, the Company announced that YTV and Boys and Girls Clubs of Canada had joined forces to promote healthy, active living among kids and youth with a new Public Service Announcement encouraging kids to keep physically active.

•
On February 12, 2007, the Company announced that the Toronto Stock Exchange (“TSX”) has accepted the notice filed by Corus of its intention to renew its Normal Course Issuer Bid for its Class B Non-Voting Participating Shares through the facilities of the TSX. Pursuant to the terms of its Normal Course Issuer Bid, Corus Entertainment may, during the 12-month period commencing February 15, 2007 and ending February 14, 2008, purchase for cancellation up to a total of 1,500,000 Class B Non-Voting Participating Shares, which represent approximately 3.8% of the “public float” of the Class B Non-Voting Participating Shares.

•
On February 15, 2007, the Company announced the launch of a network of massively multiplayer online games (“MMOGs”) that represents one of the most extensive MMOGs for tweens in North America. The Big Rip (thebigrip.com) is the gateway to a virtual world in which players can play, explore, chat, compete, collect, create and customize characters in a safe online environment.

•
On February 20, 2007, the CRTC denied the Company’s application for a broadcasting license to operate a new “Cosmopolitan Television” Category 2 specialty programming undertaking. The application was refiled in March 2007.

•
On February 21, 2007, the Company and Toronto-based marblemedia announced the establishment of a new educational initiative for Ryerson University’s new Masters of Arts in Media Production program. The Innovative Storytellers Award is a $20,000 contribution over a five-year period intended for an outstanding Ryerson University graduate student whose thesis explores how content creators can best use new technologies to connect to audiences.

Significant Events Subsequent to the Quarter

•
On March 8, 2007, the Company won four awards at the Canadian Music Industry Awards. For the third consecutive year, Toronto’s 102.1 the Edge was named Rock Station of the Year while Toronto’s Q107 took home the award for Classic/Gold Station of the Year and Calgary’s Country 105 was awarded Country Station of the Year. Wrapping up the evening, Q107 also took home the Promotion of the Year Award for the Derringer’s Search for the Funniest Person with a Day Job promo.

•	On March 31, 2007, the Company paid a quarterly dividend of $0.2125 and $0.215 to holders of its Class A and Class B shares respectively.
•
On April 3, 2007 the Company announced it had formed a partnership with DIC Entertainment and Sparrowhawk Media to launch KidsCo, a 24/7 multi-platform channel dedicated to delivering family-friendly programming to over 40 territories worldwide. The unique channel will begin rolling out in 2007 utilizing content from Nelvana and DIC’s extensive libraries and Sparrowhawk’s U.S.-based state-of-the-art broadcast distribution facility and international network of affiliates.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three and six-month periods ended February 28, 2007 is prepared at March 31, 2007. The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2006 Annual Report and the consolidated financial statements and notes of the current quarter. The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements. All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical; these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

The second quarter was highlighted by continued revenue and segment profit growth from our broadcasting segments and another quarter of positive segment profit contribution from Content. Net income for the quarter was $19.5 million on revenues of $174.7 million, as compared to a loss of $65.7 million on revenues of $164.4 million in the prior year. The prior year’s quarter included a pre-tax loss of $132.0 million related to refinancing of long-term debt. Radio and Television delivered segment profit growth in the second quarter of 5% and 12% respectively, while Content contributed $2.1 million in segment profit, as compared to $1.8 million in the prior year. Please refer to the discussion of segmented results for further analysis, including a discussion of changes to the reportable segments.

Financial Results

Revenues

Revenues for the second quarter were $174.7 million, an increase of 6% over $164.4 million last year. Radio and Television experienced increases of 2% and 8% respectively, while Content increased by 15% in the quarter. For the six-month period, revenues of $383.9 million represented a 7% increase over $359.7 million last year. Radio and Television experienced increases of 3% and 9% respectively, while Content increased by 3%. Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the second quarter were $127.4 million, up 4% from $122.2 million in the prior year. For the six-month period, expenses were $256.7 million, up 4% from the prior year. Expense increases in Television were the result of higher program rights and film amortization, while increases in Radio were a result of higher promotional and marketing costs. Expenses at Content decreased as the result of lower revenues, as well as savings in administrative costs resulting from the restructuring in fiscal 2006. Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the second quarter was $5.3 million, an increase of $0.3 million from last year, while for the six-month period depreciation expense of $10.5 million represented a $0.5 million increase over the prior year. This increase reflects higher capital expenditure activity in fiscal 2006 relative to prior years.

Amortization

Amortization expense for the second quarter was $0.4 million, down from $1.0 million last year, while for the six-month period amortization expense of $1.0 million represented a $0.5 million decrease from the prior year. The decrease is a result of deferred start-up and reformatting costs becoming fully amortized. The remaining $4.7 million in deferred financing charges relating to the Company’s bank facility is being amortized over the remaining life of the facility.

Interest on long-term debt

Interest expense for the second quarter was $9.0 million, down from $11.1 million last year, while for the six-month period interest expense of $17.9 million represented a decrease of $7.6 million from the prior year. The Company refinanced its debt at the end of January 2006, with the result that the Senior Subordinated Notes (“Notes”), which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin. Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility. The effective interest rate for the first six months of fiscal 2007 was 5.3% on bank debt.

Debt refinancing loss

In the second quarter of fiscal 2006, the Company purchased and cancelled U.S.$373.6 million of its Senior Subordinated Notes (“Notes”). Concurrently, the cross-currency agreements which fixed the exchange rate on the principal and interest on the Notes were effectively terminated. In order to fund the purchase of the Notes, the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt restructuring loss of $132.0 million in the second quarter. The components of this loss include mark-to-market payments on the cross-currency agreement termination, consent and tender premiums, the non-cash write-off of deferred financing charges related to the Notes, and other fees.

Other expense (income), net

Other expense for the second quarter was $0.1 million, compared to other income of $0.6 million in the prior year, while for the year-to-date other expense of $6.6 million in the current year represents a decrease of $7.8 million from other income of $1.3 million in the prior year. The current year includes restructuring charges of $6.8 million, incurred primarily in the Television segment in the first quarter. Interest income declined from $2.2 million in the prior year to $0.6 million in the current year, resulting from lower cash and cash equivalents balances.

Income taxes

The effective tax rate for the first six months of fiscal 2007 was 35.5%, consistent with the Company’s 35.6% statutory rate.

Net income

Net income for the second quarter was $19.5 million, as compared to a loss of $65.7 million last year. Earnings per share for the second quarter were $0.46 basic and $0.45 diluted, compared with a loss of $1.54 basic and diluted last year. For the year-to-date, net income in fiscal 2007 is $56.2 million, or $1.33 basic and $1.30 diluted earnings per share, compared to a loss of $34.3 million, or $0.80 basic and diluted loss per share, in the same period last year.

Radio

The Radio division comprises 50 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended February 28,		Six months ended February 28,
(thousands of Canadian dollars)	2007	2006	2007	2006
Revenues	58,836	57,784	134,427	130,176
Direct cost of sales, general and administrative expenses	48,888	48,280	100,830	98,809
Segment profit	9,948	9,504	33,597	31,367

Revenues for the second quarter were $58.8 million, up 2% from the corresponding period last year. Local airtime revenues for the quarter were flat compared to the prior year, while national airtime sales revenues were up 3% over the prior year. For the six-month period, revenues of $134.4 million represented a 3% increase from the prior year. Local airtime revenues were flat, while national airtime sales were up 8% from the prior year. Revenue growth for the quarter and year-to-date was experienced in Western Canada and Ontario, with Calgary, Edmonton and Toronto contributing above market average growth in the period, as indicated by the Trans-Canada Radio Advertising by Market (“TRAM”) Report for the six months ended February 28, 2007. The Company has taken measures to address its challenges in the Quebec market, where Corus’ growth did not keep pace with the market average growth. Corus Radio believes that its assets continue to be competitively positioned to take advantage of the strong ad market in Western and Central Canada.

Direct cost of sales, general and administrative expenses for the second quarter were $48.9 million, up 1% from $48.3 in the corresponding period last year. For the six-month period, expenses of $100.8 million represented a 2% increase over the prior year. This increase over the prior year was due largely to the acceleration of marketing and promotional spending in the current year.

Segment profit for the second quarter was $9.9 million, an increase of 5% from last year. For the six-month period, segment profit was $33.6 million, an increase of 7% from the prior year. This segment profit increase represents a slight margin improvement for the Radio segment.

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and a 20% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in three digital television channels: SCREAM, Discovery Kids Canada and The Documentary Channel; Corus Custom Networks, a cable advertising service; three local television stations; Max Trax, a residential digital music service; and the Nelvana production studio.

The increase of Television’s interest in TELETOON from 40% to 50% and the absorption of the Nelvana production studio occurred at the start of fiscal 2007. The segment results of Television for the prior year have been restated to reflect certain aspects of the change related to the Nelvana production studio. The impact of this restatement on the second quarter of fiscal 2006 is to increase Television’s revenues and segment profit by $2.0 million and $0.1 million, respectively. For other aspects of the new business relationship between the Content and Television segments it is impracticable to restate the prior year.

Financial Highlights
	Three months ended February 28,		Six months ended February 28,
(thousands of Canadian dollars)	2007	2006	2007	2006
Revenues	100,168	92,897	222,809	204,352
Direct cost of sales, general and administrative expenses	59,364	56,403	121,523	115,307
Segment profit	40,804	36,494	101,286	89,045

Revenues for the second quarter were $100.2 million, up 8% from the corresponding period last year. Revenues of $222.8 million for the six-month period represented a 9% increase from the prior year. Revenue growth was driven by advertising growth of 12% for the quarter and year-to-date, and subscriber growth of 7% and 9% for the quarter and year-to-date, respectively. These increases were partially offset by a slight decline in other ancillary revenues. The strong advertising results were driven by double-digit revenues growth in CMT and W Network. Specialty advertising growth was 14% for the quarter and 13% for the six-month period, while total revenues from local and other television properties in the quarter were flat relative to the prior year. Excluding the impact of the TELETOON acquisition, specialty advertising revenues grew by 10% for the quarter and 9% for the six-month period. Subscriber revenue growth was driven by increases across all networks. Movie Central finished the quarter with 870,000 subscribers, up 9% from the same time last year.

Direct cost of sales, general and administrative expenses were $59.4 million for the second quarter, up 5% from the prior year, and $121.5 million for the six-month period, up 5% from the prior year. The increase was primarily due to higher programming costs, as amortization of program rights and film investments and other cost of sales increased by 6% for the quarter and 9% for the six-month period over the prior year. These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license. These increased costs were offset by effective cost containment in other general and administrative overhead. These costs increased by 4% over the prior year’s quarter, and are essentially flat to the prior year for the six-month period. Television incurred $5.3 million in restructuring expenses, primarily in the first quarter, related to the consolidation of the Edmonton facility into the Toronto operations. These costs are reflected in Other expense (income), net.

Segment profit for the second quarter was $40.8 million, up 12% from the prior year, while segment profit of $101.3 million for the six-month period represented a 14% increase over the prior year. Of this growth, 3% in both the quarter and year-to-date is due to the acquisition of an additional 10% share in TELETOON in the first quarter.

Content

The Content division participates in the distribution of television programs and the sale and licensing of related products and rights.

The absorption of the Nelvana production studio into Television occurred at the start of fiscal 2007. The segment results of Content for the prior year have been restated to reflect certain aspects of this change. The impact of this restatement on the second quarter of fiscal 2007 is to decrease Content’s revenues and segment profit by $2.0 million and $0.1 million, respectively. For other aspects of the new business relationship between the Content and Television segments it is impracticable to restate the prior year.

Financial Highlights

	Three months ended February 28,		Six months ended February 28,
(thousands of Canadian dollars)	2007	2006	2007	2006
Revenues	17,320	15,054	29,066	28,158
Direct cost of sales, general and administrative expenses	15,191	13,263	25,930	26,365
Segment profit	2,129	1,791	3,136	1,793

Revenues for the second quarter were $17.3 million and $29.1 million for the six-month period, representing a modest increase from the prior year. Included in Content’s revenues for the quarter and six-month period are inter-company revenues of $1.6 million and $2.4 million, respectively. These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the second quarter were $15.2 million, up 14% from the prior year. This increase is the result of higher revenues in the quarter. For the six-month period, expenses decreased by 2%. Direct cost of sales were higher than the prior year due to increased revenues, while general and administrative expenses were down due a restructuring undertaken in the fourth quarter of fiscal 2006. During the first quarter of fiscal 2007, Content incurred an additional $0.8 million in expenses related to a restructuring of the publishing business. These costs are reflected in Other expense (income), net.

Segment profit for the second quarter was $2.1 million, compared to $1.8 million in the same period last year.  The Content division continues to perform in line with the Company’s current expectations of modest segment profit.

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended February 28,		Six months ended February 28,
(thousands of Canadian dollars)	2007	2006	2007	2006
Stock-based compensation	2,206	2,104	4,125	3,787
Other general and administrative costs	3,436	3,711	6,915	6,813
General and administrative expenses	5,642	5,815	11,040	10,600

General and administrative expenses decreased to $5.6 million in the second quarter from $5.8 million in the same period last year, and for the six-month period increased to $11.0 million from $10.6 million last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”) and the issuance of stock options. The increase in the quarter and year-to-date reflects the impact of Corus’ higher average share price since the corresponding periods of fiscal 2006. This increase has been reduced by income generated by a derivative instrument entered into in fiscal 2007 in order to offset the Company’s exposure to changes in the fair value of certain obligations under the Company’s PSU plan.

Other general and administrative costs are essentially unchanged from the prior year.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended February 28, 2007. In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2006.

(thousands of Canadian dollars
except per share amounts)
	Revenues	Segment profit	Net income	Earnings (loss) per share
			(loss)	Basic	Diluted
2007
2nd quarter	174,729	47,320	19,543	$0.46	$0.45
1st quarter	209,198	79,917	36,669	0.87	0.85
2006
4th quarter	184,979	44,515	46,642	$1.11	$1.09
3rd quarter	181,562	57,702	23,154	0.55	0.54
2nd quarter	164,388	42,151	(65,732)	(1.54)	(1.54)
1st quarter	195,341	69,751	31,407	0.73	0.72
2005
4th quarter	175,279	42,571	9,662	$0.23	$0.22
3rd quarter	171,890	52,351	19,430	0.45	0.45

Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2006, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•	Net income for the fourth quarter of fiscal 2006 was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.
•
The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company’s Notes, as well as the termination of the cross-currency agreements associated with the Notes. The after-tax impact of these transactions was approximately $82.6 million or $1.95 per share.

Risks and Uncertainties

On October 19, 2006, the Federal Court of Appeal set aside the 2005 decision of the Copyright Board, dealing with the Society of Composers, Authors and Music Publishers of Canada’s (“SOCAN”) commercial radio tariff. The original Board decision modified the rates radio stations pay to SOCAN, introducing a two-tier payment system based on each station’s annual revenues. The Court ordered that the matter be referred back to the Copyright Board for its reconsideration. It is uncertain what impact this decision will have on Corus’ financial results and position.

On December 14, 2006, the Federal Court of Canada ruled that the Part II License Fees paid by Canadian Radio-television and Telecommunications Commission (“CRTC”) licensees are an unlawful tax. Corus has paid these fees since the Company’s inception in 1999, and in fiscal 2006 the Company remitted approximately $5.0 million in Part II License Fees to the CRTC. It is uncertain what impact this decision will have on Corus’ financial results and position.

Except as noted above, there have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2006.

Financial Position

Total assets at February 28, 2007 were $1.94 billion, compared to $1.84 billion at August 31, 2006. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2006.

Current assets increased by $20.6 million. Cash and cash equivalents decreased by $6.9 million. Negative free cash flow, resulting from the TELETOON acquisition, was offset by an increase in cash provided by financing activities. Accounts receivable increased by $13.2 million from year end, but has decreased $22.4 million in the second quarter. The first quarter typically generates the strongest revenues for the broadcasting businesses, and these higher revenues result in an increase in receivables which are collected in subsequent quarters.

Non-current assets increased by $79.3 million. Tax credits receivable increased as a result of accruals related to film production. Investments and other assets, capital assets and deferred charges did not change significantly from their year-end balances. Program and film rights (current and non-current) increased by $33.1 million, as accruals for acquired rights of $89.7 million and $6.6 million acquired in the TELETOON acquisition were offset by amortization of $66.2 million. Program rights increased due to the acquisition of programming for the fall launch, and increases in condition of license requirements due to revenue growth. Film investments increased by $3.2 million as net film spending of $30.8 million was offset by film amortization and accruals for tax credits. Broadcast licenses increased by $13.9 million and goodwill increased by $34.1 million as a result of the TELETOON acquisition in the first quarter.

Current liabilities increased by $10.2 million. Accounts payable and accrued liabilities increased by $11.6 million and income taxes payable decreased by $1.4 million. Accounts payable and accrued liabilities related to working capital decreased by $7.2 million, while non-working capital accruals for program rights and film investments increased by $18.9 million, as the Company invests in television programming. Income taxes payable decreased due to the timing of income tax installments.

Non-current liabilities increased by $33.2 million. Long-term debt increased by $24.9 million, as the Company used its credit facility to finance the TELETOON acquisition in the quarter. Deferred credits decreased by $2.8 million primarily due to the payment of public benefit liabilities. Net future tax liability (including current future tax asset) increased by $12.6 million due to the TELETOON acquisition, as well as the utilization of tax loss carry-forwards. Other long-term liabilities decreased by $4.8 million as certain liabilities became current in nature.

Share capital increased by $17.3 million as a result of the exercise of employee stock options, offset by the repurchase and cancellation of shares with a book value of $1.3 million under the Company’s recently implemented issuer bid. Contributed surplus increased by $1.6 million as a result of expensing stock-based compensation for the period. Cumulative translation adjustment decreased by $1.0 million due to the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position has decreased by $6.9 million in the first six months of fiscal 2007, compared to a decrease of $70.3 million in the prior year. Free cash flow for fiscal 2007 was an outflow of $27.3 million compared to an inflow of $36.9 million in the prior year. This decrease is due primarily to the $46.6 million acquisition of an additional 10% interest in TELETOON in the first quarter of fiscal 2007. After adding back the cost of this investment, free cash flow in fiscal 2007 to date is $19.3 million. The Company expects that certain timing differences relative to the prior year will even out by the end of the fiscal year, and that free cash flow will be within the Company’s stated guidance range.

Cash provided by operating activities in fiscal 2007 to date is $30.1 million, compared to $38.6 million last year. This decrease is a result of higher payments for program rights and film investments in the current year. This has been offset by lower interest payments on the new bank facility.

Cash used in investing activities in fiscal 2007 is $57.4 million, compared to cash used of $1.7 million last year. The current year includes $46.6 million in cash outflow related to the TELETOON acquisition, while the prior year includes $10.6 million in proceeds from the sale of certain radio assets. In addition, capital expenditures are ahead of the same period past year. In the prior year, capital expenditures were insignificant in the first quarter and substantially higher in the remaining three quarters. Capital expenditures for the year are expected to be slightly higher than in the prior year.

Cash provided by financing activities in fiscal 2007 is $20.4 million compared to cash used of $107.2 million in the prior year. The prior year included the refinancing of long-term debt, and the unwinding of the associated cross-currency swap agreements. In the current year, the Company drew on its credit facility in order to finance the TELETOON acquisition in the first quarter. The Company continued purchasing its own shares under an issuer bid that began in the second quarter of fiscal 2006. To the end of the second quarter, 62,900 shares had been purchased for cash consideration of $2.6 million. The exercise of employee stock options resulted in $17.8 million in cash receipts, while $18.1 million in dividends were paid.

Liquidity

As at February 28, 2007, the Company has available $175.0 million under a revolving term credit facility that matures on January 24, 2011. Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at February 28, 2007, the Company had a cash balance of $36.7 million and a total working capital balance of $106.2 million. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at February 28, 2007, net debt was $584.5 million, up from $552.7 million at August 31, 2006. This increase in net debt is a result of the cash flows incurred to acquire 10% of TELETOON in the first quarter. Net debt to segment profit at February 28, 2007 was 2.5 times, down from 2.6 times at August 31, 2006. This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

During fiscal 2006 the Company entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans. The estimated fair value of these agreements at February 28, 2007 is $0.9 million. No asset has been included in the consolidated balance sheets.

During the first quarter of fiscal 2007 the Company entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its performance share unit plan. As this derivative does not qualify for hedge accounting, the fair value of $1.2 million for this derivative has been included as an asset in the consolidated balance sheet as at February 28, 2007.

Outstanding Share Data

As at March 31, 2007, 1,722,929 Class A Voting Shares and 40,691,359 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the three and six months ending February 28, 2007 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2006, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended February 28,		Six months ended February 28,
	2007	2006	2007	2006
Cash provided by (used in):
Operating activities	18,102	39,720	30,115	38,618
Investing activities	(4,065)	(7,222)	(57,406)	(1,679)
Free cash flow	14,037	32,498	(27,291)	36,939

Net debt
(thousands of Canadian dollars)	As at February 28, 2007	As at August 31, 2006
Long-term debt	621,236	596,362
Cash and cash equivalents	(36,737)	(43,636)
Net debt	584,499	552,726

Net debt to segment profit
(thousands of Canadian dollars except ratios)	As at February 28, 2007	As at August 31, 2006
Net debt [numerator]	584,499	552,726
Segment profit (1) [denominator]	229,454	214,119
Net debt to segment profit	2.5	2.6

(1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Consolidated Financial Statements

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	As at February 28,	As at August 31,
(in thousands of Canadian dollars)	2007	2006
ASSETS [note 5]
Current
Cash and cash equivalents	36,737	43,636
Accounts receivable	156,161	142,934
Prepaid expenses and other	9,210	7,332
Program and film rights	114,955	104,723
Future tax asset	16,739	14,535
Total current assets	333,802	313,160

Tax credits receivable	19,608	13,226
Investments and other assets	30,353	29,642
Property, plant and equipment, net	77,517	78,417
Program and film rights	102,264	79,380
Film investments [note 2]	64,015	60,779
Deferred charges	4,700	5,655
Broadcast licenses [note 3]	519,075	505,212
Goodwill [note 3]	790,813	756,738
	1,942,147	1,842,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 4]	188,029	176,384
Income taxes payable	3,139	4,583
Total current liabilities	191,168	180,967

Long-term debt [note 5]	621,236	596,362
Deferred credits [note 6]	25,866	28,691
Future tax liability	95,210	80,447
Other long-term liabilities	22,039	26,865
Non-controlling interest	12,547	11,379
Total liabilities	968,066	924,711

SHAREHOLDERS’ EQUITY
Share capital [note 7]	887,821	870,563
Contributed surplus	8,450	6,878
Retained earnings	88,329	51,585
Cumulative translation adjustment [note 12]	(10,519)	(11,528)
Total shareholders’ equity	974,081	917,498
	1,942,147	1,842,209

See accompanying notes

On behalf of the Board,

John M. Cassaday	Heather A. Shaw
President and Chief Executive Officer	Executive Chair
April 3, 2007

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

[unaudited]	Three months ended		Six months ended
(in thousands of Canadian dollars	February 28,		February 28,
except per share amounts)	2007	2006	2007	2006
Revenues	174,729	164,388	383,927	359,729
Direct cost of sales, general and administrative expenses	127,409	122,237	256,690	247,827
Depreciation	5,336	4,988	10,502	10,026
Amortization	389	631	955	1,483
Interest on long-term debt	9,035	11,076	17,907	25,540
Debt refinancing loss	-	131,951	-	131,951
Other expense (income), net [note 4]	41	(573)	6,563	(1,251)
Income (loss) before income taxes and non-controlling interest	32,519	(105,922)	91,310	(55,847)
Income tax expense (recovery)	11,768	(41,113)	32,406	(23,362)
Non-controlling interest	1,208	923	2,692	1,840
Net income (loss) for the period	19,543	(65,732)	56,212	(34,325)
Retained earnings, beginning of period	78,451	80,077	51,585	50,802
Dividends	(9,151)	(4,264)	(18,192)	(6,396)
Share repurchase excess [note 7]	(514)	(3,079)	(1,276)	(3,079)
Retained earnings, end of period	88,329	7,002	88,329	7,002

Earnings (loss) per share [note 10]
Basic	$0.46	$(1.54)	$1.33	$(0.80)
Diluted	0.45	(1.54)	1.30	(0.80)

Weighted average number of shares outstanding [in thousands]
Basic	42,277	42,802	42,169	42,805
Diluted	43,455	42,802	43,292	42,805

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]	Three months ended February 28,		Six months ended February 28,
(in thousands of Canadian dollars)	2007	2006	2007	2006
OPERATING ACTIVITIES
Net income (loss) for the period	19,543	(65,732)	56,212	(34,325)
Add (deduct) non-cash items:
Depreciation	5,336	4,988	10,502	10,026
Amortization of program and film rights	33,963	31,246	66,164	60,135
Amortization of film investments	11,100	6,645	18,968	14,150
Other amortization	389	631	955	1,483
Future income taxes	5,329	(47,958)	8,047	(44,107)
Non-controlling interest	1,208	923	2,692	1,840
Foreign exchange losses (gains)	13	(325)	33	(325)
Stock-based compensation	4,132	2,104	6,051	3,787
Debt refinancing loss	-	131,951	-	131,951
Other	(173)	816	537	1,153
Net change in non-cash working capital balances related to operations	(6,664)	17,694	(31,640)	(22,815)
Payment of program and film rights	(40,958)	(34,058)	(78,904)	(62,382)
Net additions to film investments	(15,116)	(9,205)	(29,502)	(21,953)
Cash provided by operating activities	18,102	39,720	30,115	38,618

INVESTING ACTIVITIES
Additions to property, plant and equipment	(4,061)	(6,728)	(9,553)	(7,963)
Business combinations	-	-	(46,645)	-
Increase (decrease) in other investments, net	(130)	258	(76)	(239)
Decrease in public benefits associated with acquisitions	(1,345)	(2,321)	(2,603)	(4,046)
Proceeds from sale of assets	1,471	1,569	1,471	10,569
Cash used in investing activities	(4,065)	(7,222)	(57,406)	(1,679)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	(24,696)	633,354	24,931	633,354
Notes repurchase and swap termination	(81)	(726,621)	(81)	(726,621)
Additions to deferred financing charges	-	(6,000)	-	(6,000)
Decrease in other long-term liabilities	(162)	(176)	(330)	(352)
Issuance of shares under stock option plan	15,689	2,404	17,837	2,574
Shares repurchased	(1,014)	(7,649)	(2,597)	(7,649)
Dividends paid	(9,039)	(2,132)	(18,078)	(2,132)
Dividends paid to non-controlling interest	(1,524)	(630)	(1,524)	(630)
Other	234	230	234	230
Cash provided by (used in) financing activities	(20,593)	(107,220)	20,392	(107,226)
Net decrease in cash and cash equivalents during the period	(6,556)	(74,722)	(6,899)	(70,287)
Cash and cash equivalents, beginning of period	43,293	142,521	43,636	138,086
Cash and cash equivalents, end of period	36,737	67,799	36,737	67,799

See accompanying notes

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2007
(in thousands of Canadian dollars except share information)

1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2006.

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2006 annual consolidated financial statements.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. Each of the broadcasting businesses [Radio and Television] and the Content business has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

2.   FILM INVESTMENTS

	As at February 28, 2007	As at August 31, 2006
Projects in development and in process, net of advances	15,284	17,397
Completed projects and distribution rights	31,303	28,721
Investments in third-party-produced film projects	17,428	14,661
	64,015	60,779

3.   BUSINESS COMBINATIONS

In the first quarter of fiscal 2007, the Company completed the acquisition of an additional 10% share of TELETOON, to increase its ownership interest in this television network from 40% to 50%. The total cash consideration paid was $46.6 million. This investment will continue to be accounted for as a joint venture, and as such the net assets acquired and results of operations are proportionately consolidated from the date of acquisition. The Company has not yet finalized the valuation of intangibles for the purpose of allocating the purchase cost of the acquisition. The preliminary purchase equation, which was accounted for using the purchase method, is summarized below:

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2007
(in thousands of Canadian dollars except share information)

Consideration given:
Cash	46,645
Assigned value of net assets acquired:
Current assets	1,473
Property, plant and equipment	48
Program and film rights	6,555
Broadcast licenses	13,863
Goodwill	34,075
Accrued liabilities	(4,890)
Future tax liabilities	(4,479)
46,645

4.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

In fiscal 2006 the Company recorded restructuring expenses of $4,165 in the Radio segment and $6,728 in the Content segment related primarily to severance and other restructuring activities. In fiscal 2007, the Company recorded an additional $6,764 in restructuring expenses, related primarily to severance and other restructuring activities in the Television segment in the first quarter. These costs are included in Other expense (income), net. To date, $14,137 has been paid in respect of these provisions, and as at February 28, 2007, $3,520 remains unpaid. The Company anticipates that these provisions will be substantially paid in fiscal 2007.

5.   LONG-TERM DEBT
	As at February 28, 2007	As at August 31, 2006
Senior Subordinated Notes	553	601
Bank loans	620,683	595,761
	621,236	596,362

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR. As at February 28, 2007, the weighted average interest rate on the outstanding bank loans was 5.5%. The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the Term Facility for the full term of the facility. Interest on the bank loans averaged 5.3% for the first six months of fiscal 2007.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements. Under the facility, the Company has undertaken to maintain certain financial covenants. Management has determined that the Company was in compliance with the covenants provided under the bank loans as a February 28, 2007.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2007
(in thousands of Canadian dollars except share information)

6.    DEFERRED CREDITS

	As at February 28, 2007	As at August 31, 2006
Public benefits associated with acquisitions	9,711	11,615
Unearned revenue from distribution and licensing of film rights	10,207	11,415
Other	5,948	5,661
	25,866	28,691

7.   SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares [“Class A Voting Shares”], as well as an unlimited number of Class B non-voting participating shares [“Class B Non-Voting Shares”], Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2006 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	#	#	#	$
Balance, August 31, 2006	1,723,929	26,700	40,281,529	843,863	870,563
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,000)	(16)	1,000	16	-
Issuance of shares under Stock Option Plan	-	-	647,755	18,345	18,345
Shares repurchased	-	-	(62,900)	(1,321)	(1,321)
Repayment of executive stock purchase loans	-	-	-	234	234
Balance, February 28, 2007	1,722,929	26,684	40,867,384	861,137	887,821

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed 10 years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2007
(in thousands of Canadian dollars except share information)

No options were granted during the first six months of fiscal 2007.

As at February 28, 2007, the Company has outstanding stock options for 2,758,664 Class B Non-Voting Shares, of which 2,203,967 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model. The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2007, the Company has recorded stock-based compensation expense for the three- and six-month periods of $739 and $1,515 respectively (2006 - $701 and $1,447). This charge has been credited to contributed surplus.

For options granted to employees prior to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended February 28,		Six months ended February 28,
	2007	2006	2007	2006
Net income (loss)	19,543	(65,732)	56,212	(34,325)
Pro forma net income (loss)	19,536	(66,177)	56,161	(35,062)
Pro forma basic earnings (loss) per share	$0.46	$(1.55)	$1.33	$(0.82)
Pro forma diluted earnings (loss) per share	$0.45	$(1.55)	$1.30	$(0.82)

Performance Share Units

The Company has granted Performance Share Units (“PSUs”) to certain employees. Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (“TSX”) at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria. The stock-based compensation expense recorded for the three and six months ended February 28, 2007 in respect of this plan was $1,044 and $2,045 (2006 - $1,402 and $2,340). The current year’s expense includes a credit of $1,926 generated by a total return swap entered into in fiscal 2007 in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Long-term Incentive Plan

In fiscal 2006, the Company implemented a new long-term incentive plan for senior management based on shareholder appreciation targets. The Company has recorded stock-based compensation expense for the three and six-month periods of fiscal 2007 of $424 and $565, respectively (2006 - nil). This charge has been credited to contributed surplus.

Normal Course Issuer Bid

On February 12, 2007, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX. The Company intends to purchase for cancellation a maximum of 1,500,000 Class B Non-Voting Shares.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2007
(in thousands of Canadian dollars except share information)

During the first two quarters of fiscal 2007, the Company repurchased and cancelled 62,900 Class B Non-Voting Shares for a total cash consideration of $2,597. This cash consideration exceeded the carrying value of the shares repurchased by $1,276, which amount was charged to retained earnings.

8.   BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment now comprises 50 radio stations, situated primarily in high-growth urban centres in Canada. Revenues are derived from advertising broadcast over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services, and the Nelvana production studio. Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The Content segment derives programs for distribution through two means: (1) production by the Nelvana studio; and (2) acquisition from third party producers. Prior to fiscal 2007, the studio was considered to be part of the Content segment. As a result of changes made to Corus’ management structure in early fiscal 2007, the production studio is now considered part of the Television segment and the activities of the studio are included in Television’s results. The segment results of Television and Content for the prior year have been restated to reflect certain aspects of this change. The impact of the items restated on fiscal 2006 is to increase Television’s revenues and segment profit by $1,989 and $111, respectively, in the second quarter, and by $4,604 and $633 for the year to date, with a corresponding decrease in Content. For other aspects of the new business relationship between the Content and Television segments, it is impracticable to restate prior years.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2007
(in thousands of Canadian dollars except share information)

(a) Revenues and segment profit

Three months ended February 28, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	58,836	100,168	17,320	-	(1,595)	174,729
Direct cost of sales, general and administrative expenses	48,888	59,364	15,191	5,642	(1,676)	127,409
Segment profit	9,948	40,804	2,129	(5,642)	81	47,320
Depreciation	1,454	2,012	881	989	-	5,336
Amortization	-	89	-	300	-	389
Interest on long-term debt	-	-	-	9,035	-	9,035
Other expense (income), net	316	(38)	465	(702)	-	41
Income (loss) before income taxes and non-controlling interest	8,178	38,741	783	(15,264)	81	32,519

Three months ended February 28, 2006
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	57,784	92,897	15,054	-	(1,347)	164,388
Direct cost of sales, general and administrative expenses	48,280	56,403	13,263	5,815	(1,524)	122,237
Segment profit	9,504	36,494	1,791	(5,815)	177	42,151
Depreciation	1,621	1,870	698	799	-	4,988
Amortization	-	188	-	443	-	631
Interest on long-term debt	-	-	-	11,076	-	11,076
Debt refinancing loss	-	-	-	131,951	-	131,951
Other expense (income), net	150	318	(2)	(1,039)	-	(573)
Income (loss) before income taxes and non-controlling interest	7,733	34,118	1,095	(149,045)	177	(105,922)

Six months ended February 28, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	134,427	222,809	29,066		(2,375)	383,927
Direct cost of sales, general and administrative expenses	100,830	121,523	25,930	11,040	(2,633)	256,690
Segment profit	33,597	101,286	3,136	(11,040)	258	127,237
Depreciation	2,823	4,003	1,725	1,951	-	10,502
Amortization	-	355	-	600	-	955
Interest on long-term debt	-	-	-	17,907	-	17,907
Other expense (income), net	751	5,378	1,687	(1,253)	-	6,563
Income (loss) before income taxes and non-controlling interest	30,023	91,550	(276)	(30,245)	258	91,310

Six months ended February 28, 2006
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	130,176	204,352	28,158		(2,957)	359,729
Direct cost of sales, general and administrative expenses	98,809	115,307	26,365	10,600	(3,254)	247,827
Segment profit	31,367	89,045	1,793	(10,600)	297	111,902
Depreciation	3,189	3,674	1,449	1,714	-	10,026
Amortization	-	376	-	1,107	-	1,483
Interest on long-term debt	-	-	-	25,540	-	25,540
Debt refinancing loss	-	-	-	131,951	-	131,951
Other expense (income), net	284	338	(4)	(1,869)	-	(1,251)
Income (loss) before income taxes and non-controlling interest	27,894	84,657	348	(169,043)	297	(55,847)

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2007
(in thousands of Canadian dollars except share information)

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b) Segment assets

	As at February 28, 2007	As at August 31, 2006
Radio	705,128	706,007
Television	1,060,529	945,129
Content	86,888	98,935
Corporate	92,805	94,836
Eliminations	(3,203)	(2,698)
	1,942,147	1,842,209

Assets are located primarily within Canada.

9.   FINANCIAL INSTRUMENTS

Fair values

The fair values of long-term debt and derivative financial instruments have been determined as follows:

Long-term debt

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.
Derivative financial instruments

     The estimated fair values of these agreements are as follows:

	February 28, 2007		August 31, 2006
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
Interest rate swap agreements	—	940	—	2,012
Total return swap agreements	1,226	1,226	—	—

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2007
(in thousands of Canadian dollars except share information)

10. EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings (loss) per share amounts:

	Three months ended February 28,		Six months ended February 28,
	2007	2006	2007	2006
Net income (loss) for the period [numerator]	19,543	(65,732)	56,212	(34,325)

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding - basic	42,277	42,802	42,169	42,805
Effect of dilutive securities	1,178	-	1,123	-
Weighted average number of shares outstanding - diluted	43,455	42,802	43,292	42,805

For the three and six months ended February 28, 2006, options issued under the Company’s Stock Option Plan were not included in the computation of diluted loss per share because the effect on the computation of exercising the options is anti-dilutive.

11.  CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,
	2007	2006	2007	2006
Interest paid	9,214	16,040	17,093	44,491
Interest received	182	1,127	600	2,179
Income taxes paid	22,847	17,341	26,076	23,972

12. FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) and retained earnings as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relates to operating activities while other portions are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended February 28,		Six months ended February 28,
	2007	2006	2007	2006
Direct cost of sales, general and administrative expenses	256	(399)	370	(104)
Other expense (income), net	(96)	(131)	(117)	80
Total foreign exchange loss (gains)	160	(530)	253	(24)

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
February 28, 2007
(in thousands of Canadian dollars except share information)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity is as follows:

Balance, August 31, 2006	(11,528)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	1,009
Balance, February 28, 2007	(10,519)

13. SUBSEQUENT EVENTS

On April 3, 2007, the Company announced a joint venture with two other media companies to launch a multi-platform global television channel for children and families. The channel is expected to launch in the fall of 2007. The Company has made a financial commitment of U.S. $4,000 to fund its share of start-up costs.